UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): **SEPTEMBER 11, 2009**

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**0-14669**	**06-1165854**
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 - Regulation FD Disclosure.

On September 11, 2009, the Company issued a press release announcing the declaration of dividends on its Series I Preferred Stock and Series J Preferred Stock, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 - Press release of The Aristotle Corporation, dated September 11, 2009.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
and Secretary

Date: September 11, 2009

EXHIBITS

Exhibit 99.1 Press release issued September 11, 2009.

Exhibit 99.1

For Immediate Release   News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Declares
Semi-Annual Preferred Stock Dividends

Stamford, CT, September 11, 2009 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today that it has declared semi-annual cash dividends of $.33 and $.36 per share, respectively, on its outstanding shares of Series I Preferred Stock and Series J Preferred Stock. The dividends are payable on September 30, 2009, to holders of record on September 22, 2009. Dividends are payable on Aristotle's Preferred Stock on March 31 and September 30, if and when declared by Aristotle's Board of Directors.

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products.

There are 18.0 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and 1.1 million shares outstanding of Series I Preferred Stock (NASDAQ: ARTLP); there are also 11.0 million privately-held shares outstanding of Series J Preferred Stock. Aristotle has about 4,000 stockholders of record.

Further information about Aristotle can be obtained on its website: *aristotlecorp.net.*